EXHIBIT 99.1

Internet Gold Announced Submission of a Petition to Approve Settlement Agreements with Oppenheimer & Co. Inc. and with Migdal Underwriting and Business Initiatives Ltd. to the Tel Aviv-Jaffa District Court Pursuant to the Insolvency and Economic Rehabilitation Act, 2018 and Receipt of Court Order to Convene the Company's Creditors' Meetings Pursuant to the Petition

Tel Aviv, Israel – January 06, 2020 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (OTCMKTS: IGLDF, TASE: IGLD) announced that the Company today submitted to the Tel Aviv-Jaffa District Court, a petition pursuant to the Insolvency and Economic Rehabilitation Act, 2018, requesting the court to issue an order to convene meetings of the Company's creditors (the "Petition"). The agenda for the meetings will include approvals of the settlement agreement between the Company and Oppenheimer & Co. Inc. ("Oppenheimer") and the settlement agreement between the Company and Migdal Underwriting and Business Initiatives Ltd. ("Migdal") (together, the "Settlement Agreements").

Oppenheimer and Migdal are investment bankers that the Company engaged with for the purpose of the sale process of the Company’s holdings in B Communications Ltd., a process which eventually led to the Searchlight Transaction. According to the engagement agreements with Oppenheimer and Migdal, Oppenheimer and Migdal’s fees were due on or about the closing date of the Searchlight Transaction. Due to financial constraints, the Company entered into discussions with Oppenheimer and Migdal and did not pay the fees upon the closing. Oppenheimer has also commenced an action in the United States District Court for the Southern District of New York, against the Company and the Trustee for the Series C and Series D Debentures of the Company alleging that the Company breached or will breach its agreement with Oppenheimer and that the Trustee tortiously interfered with such agreement and was unjustly enriched.

The Settlement Agreements provide for an amount to be paid to the investment bankers (approximately USD$1.54 million) which is lower than the amounts specified in the engagement agreements (approximately USD$1.85 million). The Settlement Agreements are subject to the approval by the court.

The Israeli Court has approved today the Petition and ordered the Company to convene meetings of the Company's creditors in accordance with the Company’s request.

Accordingly, the Company will convene creditors meetings. In order to participate in the creditors meeting, any person who claims to be a creditor of the Company, as of January 6, 2020, is requested to file its aforesaid claim, to the Company, at its registered address (Yigal Alon 65, Tel Aviv, 6744316, Israel, fax number 972-153-774200605), no later than January 15, 2020.

There is no certainty that the court will approve the Settlement Agreements.

Note

As previously announced, the Company is not able to fully pay its debts, and the Company intends to initiate a creditors’ arrangement which will be submitted to the applicable Israeli court. The Company anticipates that pursuant to such arrangement, the existing shares of the Company will be nullified and that at the same time the creditors of the Company and the party or parties to a transaction of a purchase of the Company's shares as a ‘shell company’, if such transaction is completed, will receive, among else, 100% of the outstanding shares of the Company.

About Internet Gold

Internet Gold is a holding company whose principal assets are NIS 310 million par value of Series C debentures of B Communications Ltd. as well as 8,383,234 ordinary shares of B Communications Ltd. representing a 7% stake in B Communications Ltd. B Communications Ltd. is the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risk that the court approval or other approvals required for the settlements agreements will not be obtained, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com